Exhibit 99.1

April 17, 2019

Sent via email

Board of Directors
J. Alexander’s Holdings, Inc.
3401 West End Avenue, Suite 260
Nashville, Tennessee 37203

J. Alexander’s Holdings, Inc. Board of Directors:

After both reviewing your written response to our proposal and reflecting on our recent discussions with J. Alexander’s Holdings, Inc. (“J. Alexander’s”, “JAX”, “Company”) leadership, it is evident to us that the Board of Directors (“Board”) remains deeply conflicted in representing the best interests of outside shareholders. We believe the optimal path forward for JAX shareholders is an opportunity for liquidity via a sale of the Company. Our proposal is credible and a better outcome than allowing this Board to maintain strategic discretion over JAX, which, when left alone, historically has led to poor returns for shareholders.

We outline below a few of the examples of the inherent conflicts of interest within, and inane capital allocation decisions made by, the Board.

A copy of the Company’s response to our proposal can be found here for reference: https://www.businesswire.com/news/home/20190411005883/en/J.-Alexander%E2%80%99s-Holdings-Responds-Letter-Ancora-Advisors

Board Response Letter Point #1 – Ancora proposal that valued J. Alexander’s at $11.75 dramatically undervalues the Company

Board Response Letter Point #2 – 99 Restaurants transaction that valued J. Alexander’s at $11.00 was a great deal for shareholders

The lack of independence of this Board is on full display in your continued delusions regarding the 99 deal. If the Board truly believes, as you state in your response, that $11.75 “significantly undervalues the Company,” then why would you have agreed to cede control of JAX at a price of $11.00 in the 99 deal? The obvious answer is that you prioritized your collective interests above that of JAX shareholders and tried to push through a deal that benefitted insiders rather than the owners of the Company. A well-functioning, independent board would have required a JAX valuation that achieved a control premium for shareholders in a deal which gave up control of the Company. Both ISS and Glass Lewis agree with our assessment that this proposed transaction was a poor deal for shareholders and each firm separately came out with a recommendation against the merger.

EVERY MEMBER of the Board was conflicted with regards to the 99 deal, which makes it more ludicrous that you continue to defend the merits of that transaction. The majority owner of 99 Restaurants at the time was Fidelity National Financial, Inc. (“FNF”), and each of JAX’s directors was either an executive or director of FNF or one of its subsidiaries at the time the transaction was announced. The Board continues to run this Company like a private entity and make decisions based on self-interest.

Your response letter goes on to criticize the rightful owners of JAX as it relates to the 99 transaction, “all shareholders are now living with the consequences of that lost opportunity” – the primary consequence that we, the owners of the Company, continue to deal with is a Board that unfailingly elevates its own interests above that of shareholders.

Board Response Letter Point #3 – Paying out over $5 million in termination fees was a terrific use of shareholder capital

We found it laughable that in your response letter, the Board bragged about terminating a contract that allowed Company insiders to double-dip on shareholder capital. This is a clear illustration of the advantages taken historically by Company insiders and how little value has been placed on shareholder equity. We are glad the Black Knight Agreement has been terminated and that it was done at a price that avoided shareholder dilution. However, the dilution was only able to be avoided because of the horrendous stock price performance prior to the release of our proposal. How the Board can hang your hats on paying out $5m of shareholder capital (to a group the CEO owned ~12% of) to discontinue an agreement that never should have existed in the first place as the foremost example of your commitment to generating shareholder value is beyond us and further demonstrates your lack of credibility.

Board Response Letter Point #4 – We unanimously reject Ancora’s proposal but offer no insight on how we will create value for shareholders other than highlighting events the market has already had time to digest

The TSR generated by the Company under this Board’s stewardship speaks for itself, as illustrated in the table below. The responses we have gotten from the Company so far only offer shareholders certainty to expect more of the same results.

JAX TSR Since Spin (prior to Ancora Proposal)

The Board’s response letter was nothing but spin to try to save face, and had zero substance on how you intend to create value for shareholders. The same Board with the same strategy will yield the same poor results that shareholders have been suffering with since the spin.

We believe the optimal path for the Board is to pursue a transaction to take the Company private, and we have put forward a proposal that we believe is credible and a better outcome for shareholders than continuing down the path laid out by the current Board. Your admission that this asset is challenged and mispriced in public markets further augments our belief that JAX should be private. The Board should immediately run a sales process to determine whether it can obtain value superior to our proposal given your decision not engage with us. We reiterate our preliminary proposal to acquire the Company at $11.75 per share and believe it is a better outcome for shareholders than the status quo. As such, if the Board refuses to launch a strategic process, we will likely conduct a withhold campaign against the directors up for re-election this year.

We urge you to engage with us in earnest on next steps regarding our proposal and value creation for shareholders. The days of self-dealing at the expense of Company shareholders are over.

Sincerely,

Fred DiSanto

Chief Executive Officer and Executive Chairman

Ancora Advisors LLC